SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                               (RULE 13d-101)

               INFORMATION TO BE INCLUDED IN STATEMENTS FILED
               PURSUANT TO RULE 13d-1 AND AMENDMENTS THERETO
                      FILED PURSUANT TO RULE 13d-2(a)


                        Wyndham International, Inc.
   ---------------------------------------------------------------------
                              (Name of Issuer)


              Class A Common Stock, $0.01 par value per share
   ---------------------------------------------------------------------
                       (Title of Class of Securities)

                                983101 10 6
   ---------------------------------------------------------------------
                               (CUSIP Number)


                             William Bonn, Esq.
                 Senior Vice President and General Counsel
                       Beacon Capital Partners, Inc.
                              1 Federal Street
                                 26th Floor
                        Boston, Massachusetts 02110
                              (617) 457-0400
   ---------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                              With a copy to:

                           Randall H. Doud, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                          New York, New York 10022
                               (212) 735-3000


                               June 30, 1999
   ---------------------------------------------------------------------
          (Date of Event Which Requires Filing of this Statement)



      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [__]




CUSIP NO.   983101 10 6            13D     PAGE 2 OF 16 PAGES
--------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Beacon Capital Partners, L.P.

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)  |_|
                                                                (b)  |X|
  3    SEC USE ONLY

  4    SOURCE OF FUNDS*      OO

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                             |_|

  6    CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

         NUMBER OF             7    SOLE VOTING POWER
           SHARES                       0
        BENEFICIALLY
          OWNED BY             8    SHARED VOTING POWER
            EACH                        5,238,650 (see Item 5)
         REPORTING
           PERSON              9    SOLE DISPOSITIVE POWER
            WITH                        0

                               10   SHARED DISPOSITIVE POWER
                                        5,238,650 (see Item 5)

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             5,238,650 (see Item 5)

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                                   |X|

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             3.1%

  14   TYPE OF REPORTING PERSON*
             PN
--------------------------------------------------------------------------
                 *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO.   983101 10 6            13D     PAGE 3 OF 16 PAGES
--------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             BCP Voting, Inc.

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a)  |_|
                                                              (b)  |X|

  3    SEC USE ONLY

  4    SOURCE OF FUNDS*      N/A

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                             |_|

  6    CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

         NUMBER OF             7    SOLE VOTING POWER
           SHARES                        0
        BENEFICIALLY
          OWNED BY             8    SHARED VOTING POWER
            EACH                        12,223,516 (see Item 5)
         REPORTING
           PERSON              9    SOLE DISPOSITIVE POWER
            WITH                        0

                               10   SHARED DISPOSITIVE POWER
                                        12,223,516 (see Item 5)

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             12,223,516 (see Item 5)

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                                   |X|

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             6.9%

  14   TYPE OF REPORTING PERSON*
             CO
--------------------------------------------------------------------------
                 *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO.   983101 10 6            13D     PAGE 4 OF 16 PAGES
--------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Beacon Capital Partners, Inc.

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a)  |_|
                                                              (b)  |X|

  3    SEC USE ONLY

  4    SOURCE OF FUNDS*      N/A

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                             |_|

  6    CITIZENSHIP OR PLACE OF ORGANIZATION
             Maryland

         NUMBER OF             7    SOLE VOTING POWER
           SHARES                        0
        BENEFICIALLY
          OWNED BY             8    SHARED VOTING POWER
            EACH                         17,462,166 (see Item 5)
         REPORTING
           PERSON              9    SOLE DISPOSITIVE POWER
            WITH                         0

                               10   SHARED DISPOSITIVE POWER
                                         17,462,166 (see Item 5)

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             17,462,166 (see Item 5)

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                                          |X|

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             9.5%

  14   TYPE OF REPORTING PERSON*
             CO
--------------------------------------------------------------------------
                 *SEE INSTRUCTIONS BEFORE FILLING OUT!



Item 1.  Security and Issuer.

         The class of equity securities to which this statement relates is the Class A Common Stock, $0.01 par value per share (the "Shares"), of Wyndham International, Inc., a Delaware corporation ("Wyndham"). The principal executive offices of Wyndham are located at 1950 Stemmons Freeway, Suite 6001, Dallas Texas 75207.

Item 2.  Identity and Background.

         (a)-(c), (f). This statement is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): (i) Beacon Capital Partners, L.P., a Delaware limited partnership ("Beacon LP"); (ii) BCP Voting Inc., as voting trustee for the Beacon Capital Partners Voting Trust ("BCP Voting"); and (iii) Beacon Capital Partners, Inc., a Maryland corporation ("Beacon").

         Beacon LP and Beacon are principally engaged in the business of making investments in securities or assets of real estate properties or companies. Beacon is a real estate investment trust and is the general partner of Beacon LP. BCP Voting is a wholly owned subsidiary of Beacon and is principally engaged in the business of serving as voting trustee for the Beacon Capital Partners Voting Trust.

         The address of the Reporting Persons is c/o Beacon Capital Partners, Inc., 1 Federal Street, 26th Floor, Boston, Massachusetts 02110.

         Schedule A hereto sets forth information concerning the Reporting Persons and other persons and entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to
Schedule 13D.

         (d) and (e). None of the Reporting Persons or any of their officers or directors has been convicted in a criminal proceeding during the past five years (excluding traffic violations and similar misdemeanors).

         None of the Reporting Persons or any of their officers or directors has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the past five years as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         Pursuant to a Securities Purchase Agreement, dated as of February 18, 1999 and amended as of June 28, 1999 (the "Securities Purchase Agreement"), by and among Wyndham, Patriot American Hospitality, Inc. ("Patriot"), Patriot American Hospitality L.P. ("Patriot OP"), Wyndham International Operating Partnership, L.P. ("Wyndham OP, and together with Patriot OP, the "Operating Partnerships") and certain investors named therein (the "Original Investors"), the Original Investors were entitled, subject to compliance with the terms and conditions set forth therein, to purchase 10,000,000 shares of Series B Convertible Preferred Stock, $0.01 par value per share (the "Series B Preferred Stock"), of Wyndham for aggregate consideration of $1,000,000,000. Certain of the Original Investors subsequently entered into Assignment and Assumption Agreements (the "Assignments") with BCP Voting and others who are parties to the Stockholders' Agreement described below (collectively, the "Co-Investors" and, together with the Original Investors, the "Investors"), pursuant to which the Original Investors assigned to the Co-Investors their right to purchase certain of the shares of Series B Preferred Stock that the Original Investors were entitled to purchase under the Securities Purchase Agreement.

         Pursuant to the Securities Purchase Agreement and, in the case of BCP Voting, an Assignment, the Reporting Persons purchased an aggregate of 1,500,000 shares of Series B Preferred Stock for an aggregate purchase price of $150,000,000, including 1,050,000 shares of Series B Preferred Stock purchased on June 30, 1999 for cash and 450,000 shares of Series B Preferred Stock purchased on July 1, 1999 in exchange for the cancellation of $45,000,000 of indebtedness owed by Wyndham to Beacon LP. Immediately following the purchase of 1,050,000 shares of Series B Preferred Stock on June 30, 1999, Beacon LP contributed 1,050,000 shares of Series B Preferred Stock to BCP Voting pursuant to a Voting Trust Agreement dated as of June 8, 1999 by and among BCP Voting, Beacon and Beacon LP, as amended (the "Voting Trust Agreement"), and distributed beneficial interests in the voting trust to the stockholders of Beacon who are accredited investors. Under the terms of the Voting Trust Agreement, BCP Voting has exclusive voting power in all matters with respect to the shares of Series B Preferred Stock held by it.

Item 4.  Purpose of Transactions.

         The Reporting Persons have purchased the Series B Preferred Stock for general investment purposes and retain the right to change their investment intent. Subject to market conditions and other factors, including the restrictive provisions of the Securities Purchase Agreement and the Stockholders' Agreement (as defined below), the Reporting Persons may acquire or dispose of securities of Wyndham from time to time in future open-market, privately negotiated or other transactions. Such acquisitions could include purchases pursuant to the Rights Offering (as defined below) or pursuant to the exercise of preemptive rights as described below. In addition, the Reporting Persons may maintain various credit facilities and arrangements, including customary margin arrangements, with banks and other financial institutions in the ordinary course of business and in connection therewith provide to the lenders as collateral thereunder the shares of Series B Preferred Stock purchased by them or other securities of Wyndham held by them.

         The Series B Preferred Stock is convertible, at the option of the holder, into shares of Wyndham Class B Common Stock, par value $0.01 per share (the "Class B Common Stock"), which in turn is convertible on a one for one basis into the Shares. For each share of Series B Preferred Stock converted into Class B Common Stock, the holder is entitled to receive that number of shares of Class B Common Stock equal to $100.00 divided by the conversion price of the Series B Preferred Stock, which is currently $8.59 per share, subject to adjustment, in addition to accrued but unpaid dividends. Each share of the Series B Preferred Stock may also be converted into one share of Series A Convertible Preferred Stock, $0.01 par value per share (the "Series A Preferred Stock"), of Wyndham and, other than certain permitted transfers under the Securities Purchase Agreement, is mandatorily converted into one share of Series A Preferred Stock if it is transferred to unaffiliated transferees. The Series A Preferred Stock will be convertible into Shares at the same conversion rate from time to time in effect at which the Series B Preferred Stock is convertible into shares of Class B Common Stock.

         Both the Series A Preferred Stock and the Series B Preferred Stock will pay quarterly dividends at the rate per annum of 9.75% of the stated amount thereof, with a portion paid in cash and a portion paid in additional shares of Series A Preferred Stock or Series B Preferred Stock, respectively. The Series A Preferred Stock will vote on an as converted basis with the Shares on matters submitted to the holders of the Shares and the Series B Preferred Stock will vote as a separate class on certain specified matters, including specified "change of control" events occurring prior to June 30, 2005. The terms of the Series A Preferred Stock are otherwise identical to the terms of the Series B Preferred Stock, except that the Series A Preferred Stock will not have voting rights, except as required by law or as necessary to permit its listing.

         Under the terms of the Securities Purchase Agreement and the Certificate of Designation for the Series B Preferred Stock (the "Certificate of Designation"), during the 170-day period following the closing of the transactions contemplated by the Securities Purchase Agreement, which occurred on June 30, 1999, Wyndham has the right to redeem on a pro rata basis up to 3,000,000 of the 10,000,000 shares of Series B Preferred Stock currently held by the Investors with the proceeds of (i) a rights offering in which the holders of Wyndham's common stock and Operating Partnership limited partnership interests may purchase for cash up to 3,000,000 shares of Series A Preferred Stock (the "Rights Offering") and/or (ii) the sale of specified assets of Wyndham in excess of a fixed price at or prior to the closing of the Rights Offering, in each case at a redemption price of 102% of the stated amount of $100 per share, plus accrued but unpaid dividends to the redemption date.

         Under the terms of the restated certificate of incorporation of Wyndham (the "Restated Certificate"), on June 30, 1999, the Board of Directors of Wyndham (the "Board") was reconstituted to consist of 19 directors, including eight Class A directors designated by the Board as it existed prior to being reconstituted (the "Prior Board"), eight Class B directors designated by the Investors and three Class C directors mutually designated by the existing Board of Directors and the Investors. The Board is further classified by term of office into three classes of directors, each serving a staggered term of three years, until the annual meeting of Wyndham's stockholders in 2002. Alan Leventhal, Chairman and Chief Executive Officer of Beacon, is a Class B director.

         The number of Class B directors that the Investors are entitled to designate will decrease from seven to zero based on certain specified beneficial ownership percentages of Wyndham common stock as more fully set forth in the Restated Certificate.

         The Securities Purchase Agreement provides that until June 30, 2004, for so long as the Investors collectively own more than 15% of the fully diluted Wyndham common stock, in the event that Wyndham proposes to sell Wyndham common stock or securities convertible into Wyndham common stock (other than in the Rights Offering or during the six month period following June 30, 1999), each of the Investors will have the right to purchase a portion of the securities proposed to be sold equal to its percentage ownership of Wyndham's outstanding securities. To the extent that one or more of the Investors does not exercise its purchase rights in full, the unexercised portion of the Investor's purchase rights will be allocated pro rata to the other Investors.

         The Securities Purchase Agreement also provides that, during the six year period following June 30, 1999, the Investors will not (i) acquire any shares of Wyndham common stock or securities convertible for Wyndham common stock, unless the securities are acquired (a) directly from Wyndham in a transaction approved by a majority of the Class A and Class C directors, (b) as a dividend on the Series B Preferred Stock or upon conversion of the Series B Preferred Stock, (c) as part of Wyndham's sale of Series A Preferred Stock or upon conversion of the Series A Preferred Stock, (d) by an affiliate of any Investor over whom the Investor does not control voting decisions or hold over 50% of the outstanding voting securities, (e) as non-voting preferred stock of Wyndham, (f) in the ordinary course of the Investor's market-making activities or as investment adviser or broker-dealer or (g) by an employee, partner or stockholder of an Investor for his individual account if the individual does not acquire beneficial ownership of over 100,000 shares of Wyndham common stock; or
(ii) make any public announcement or proposal or solicitation of proxies concerning any business combination, extraordinary transaction, restructuring or recapitalization involving Wyndham or any affiliate of Wyndham or propose to seek representation on the Board or seek to control or influence management, the Board or policies of Wyndham or an affiliate of Wyndham.

         As contemplated by the Securities Purchase Agreement, the Board has adopted a shareholder rights plan (the "Rights Plan") under which preferred stock purchase rights distributed to Wyndham's stockholders will become exercisable in the event a third party (other than a "Grandfathered Person") acquires beneficial ownership of at least 10% of the outstanding shares of Wyndham common stock. Each Investor will be a "Grandfathered Person" for so long as it complies with the standstill provisions of the Securities Purchase Agreement described above.

         On June 29, 1999, the Investors entered into a Stockholders' Agreement (the "Stockholders' Agreement"), pursuant to which each of (i) Apollo Management IV, L.P. and Apollo Real Estate Management IV, L.P. (collectively, the "Apollo Stockholder") and (ii) THL Equity Advisors IV, LLC (the "Lee Stockholder" and together with the Apollo Stockholder, the "Lead Stockholders") will have the right, for so long as the Investors are entitled to designate eight Class B directors to the Board, to designate four directors to the Board. At such time as the Investors are entitled to designate fewer than eight Class B directors, the right to designate will be allocated as between the Apollo Stockholder and the Lee Stockholder based on a specified formula. For so long as the Stockholders' Agreement is in effect, each of the Investors has agreed to vote its Shares and Series B Preferred Stock in favor of each of the director nominees of the Lead Stockholders.

         The Stockholders' Agreement provides that, for a five year period from June 29, 1999, no Investor may offer, sell or otherwise dispose of its shares of Series B Preferred Stock without the consent of each of the Lead Stockholders, except for (i) transfers to affiliated transferees, (ii) transfers of shares pursuant to the registration rights, tag along rights or drag along provisions described below, (iii) bona fide pledges of shares to a bank, financial institution or other lender and (iv) certain other permitted transfers, subject in the case of certain of these transfers to the transferee agreeing to be bound by the provisions of the Stockholders' Agreement. The Stockholders' Agreement does provide, however, for certain "tag-along rights" and "drag-along rights" in favor of non-transferring stockholders with respect to proposed transfers of securities.

         Pursuant to the Stockholders' Agreement, Beacon LP is permitted to transfer shares of Series B Preferred Stock to one or more voting trusts. In addition, the voting trusts that receive such shares may transfer shares of Series B Preferred Stock upon the termination of the voting trust agreement at the request of the beneficiaries of the voting trust (excluding the Reporting Persons or any of their affiliates) on or after the second anniversary of the Stockholders' Agreement, provided that such termination is not at the request or solicitation of the Reporting Persons. Once such transfer is made by the voting trust, the shares of Series B Preferred Stock which are transferred will be converted into shares of Series A Preferred Stock and, with the exception of shares of Series A Preferred Stock held by the Reporting Persons and their affiliates, will not be subject to the transfer or voting restrictions contained in the Stockholders' Agreement. In addition, Beacon LP may from time to time acquire interests in a voting trust from beneficiaries of the voting trust.

         On February 18, 1999, the Original Investors entered into a Registration Rights Agreement (the "Registration Rights Agreement") with Wyndham, pursuant to which the Investors have the right to require Wyndham to register shares of Wyndham preferred stock or shares of Wyndham common stock into which the Wyndham preferred stock converts in one or more registrations and/or pursuant to a shelf registration statement. The Stockholders' Agreement provides, however, that (i) any request for a registration by Wyndham on or prior to the third anniversary of the date of the Stockholders' Agreement shall only be made by or with the consent of both Lead Stockholders, (ii) any request for a registration by Wyndham between the third and fifth anniversaries of the date of the Stockholders' Agreement may only be made by the Apollo Stockholder, the Lee Stockholder or Beacon LP and its affiliates and (iii) any request for a shelf registration statement on or prior to the fifth anniversary of the date of the Stockholders' Agreement may be made only by or with the consent of the Lead Stockholders.

         Beacon LP and the Lee Stockholder have further agreed that the Lee Stockholder, in its capacity as a Lead Stockholder, will consult in advance with Beacon prior to consenting to a required registration under the Stockholders' Agreement or taking certain other actions relating to, among other things, the designation of directors and amendments to the Stockholders' Agreement.

         The Securities Purchase Agreement, the Assignments to which any of the Reporting Persons is a party, the Stockholders' Agreement and the Registration Rights Agreement described above are filed as exhibits to this
Schedule 13D and are incorporated herein by reference. The Certificate of Designation, the Restated Certificate and the Rights Plan have been filed as exhibits to filings by Wyndham with the Securities and Exchange Commission. The foregoing descriptions of such agreements are not intended to be complete and are qualified in their entirety by reference to such exhibits.

Item 5.  Interest in Securities of the Issuer.

         (a) and (b). By virtue of the Stockholders' Agreement and the relationships described herein, the Investors may be deemed to constitute a "group" within the meaning of Rule 13d-5(b) under the Exchange Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the Shares beneficially owned by the members of the group as a whole. As of the date hereof, to the knowledge of the Reporting Persons, the Investors collectively beneficially own an aggregate of 116,414,435 shares of Class A Common Stock, or 41.2% of the Outstanding Shares (as defined below). For purposes of calculating ownership percentages in this Schedule 13D, the number of "Outstanding Shares" includes (i) the 165,886,524 Shares outstanding on July 9, 1999 based on information provided to the Investors by Wyndham and (ii) the Shares issuable upon conversion of the Series B Preferred Stock held by the Investor or Investors whose ownership is being measured, excluding for such purpose the Shares issuable upon conversion of any other shares of Series B Preferred Stock or other convertible securities. Each of the Reporting Persons expressly disclaims beneficial ownership of those Investors' Shares held by any other members of such group or of Shares held individually by certain directors or executive officers of certain of the Investors.

         Including the shares of Series B Preferred Stock currently held by BCP Voting and Beacon LP, Beacon has obtained beneficial ownership of 17,462,166 Shares pursuant to the Securities Purchase Agreement, representing approximately 9.5% of the Outstanding Shares. Beacon has shared voting and shared dispositive power with respect to such Shares. Beacon LP has obtained direct beneficial ownership of 5,238,650 Shares pursuant to the Securities Purchase Agreement, representing 3.1% of the Outstanding Shares. Beacon LP has shared voting and shared dispositive power with respect to such Shares. BCP Voting has obtained direct beneficial ownership of 12,223,516 Shares pursuant to the Voting Trust Agreement, representing 6.9% of the Outstanding Shares. BCP Voting has shared voting and shared dispositive power with respect to such Shares.

         All of the foregoing information as to number of Shares and percentage of the Outstanding Share beneficially owned is set forth without giving effect to the accrual of dividends payable in additional shares of Series B Preferred Stock. In addition, as discussed above, the numbers of Shares listed above are each subject to reduction of up to 30% if the Series B Preferred Stock is redeemed by Wyndham with the proceeds of the Rights Offering, depending upon the participation in the Rights Offering.

         Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that a Reporting Person is the beneficial owner of any of the Shares other than those which such Reporting Person has acquired pursuant to the Securities Purchase Agreement or an Assignment.

         (c) The responses to Items 3 and 4 of this Schedule 13D are incorporated herein by reference.

         (d)      Not applicable.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The responses to Items 3, 4, and 5 of this Schedule 13D and the Exhibits to this Schedule 13D are incorporated herein by reference.

         Except for the agreements described in Items 3 and 4, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2, and any other person, with respect to any securities of Wyndham including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.


         Exhibit 1:* Joint Filing Agreement dated as of July 12, 1999 by and among the Reporting Persons.

         Exhibit 2: Securities Purchase Agreement dated as of February 18, 1999 by and among Wyndham, Patriot, Patriot American Hospitality Partnership, L.P., Wyndham International Operating Partnership, L.P. and the investors set forth on the signature pages thereto (incorporated herein by reference to Exhibit 99.1 to Wyndham's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 2,
                        1999).

         Exhibit 3:* Amendment dated as of June 28, 1999 to Securities Purchase Agreement dated as of February 18, 1999 by and among Wyndham, Patriot, Patriot American Hospitality Partnership, L.P., Wyndham International Operating Partnership, L.P. and the Investors set forth on the signature pages thereto.

         Exhibit 4:*    Stockholders' Agreement dated as of June 29,
                        1999 by and among the Stockholders named therein.

         Exhibit 5:*    Registration Rights Agreement dated as of
                        February 18, 1999 by and among Wyndham and the persons listed on the signature pages thereto.

         Exhibit 6:* Assignment and Assumption Agreement dated as of June 30, 1999 by and among Beacon Capital Partners, L.P., as Assignor, and BCP Voting Inc., as Assignee.


      *  Filed herewith.



                             SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this Statement with respect to it is true, complete and correct.


                                      BEACON CAPITAL PARTNERS, L.P.

                                      By:  Beacon Capital Partners, Inc.,
                                           as general partner


                                      By: /s/ Alan M. Leventhal
                                         --------------------------------
                                         Name:  Alan M. Leventhal
                                         Title: Chairman and Chief Executive
                                                Officer


                                      BCP VOTING, INC.


                                      By: /s/ Lionel P. Fortin
                                         --------------------------------
                                         Name:  Lionel P. Fortin
                                         Title: President


                                      BEACON CAPITAL PARTNERS, INC.


                                      By: /s/ Alan M. Leventhal
                                         --------------------------------
                                         Name:  Alan M. Leventhal
                                         Title: Chairman and Chief Executive
                                                Officer





                                SCHEDULE A

      The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Beacon is set forth below. If no business address is given, the director's or officer's address is c/o Beacon Capital Partners, Inc., One Federal Street, 26th Floor, Boston, Massachusetts 02110. Unless otherwise indicated, each occupation set forth opposite an executive officer's name refers to employment with Beacon. Directors of Beacon are indicated with an asterisk.


                                      Present Principal Occupation
                                            or Employment and
    Name and                        Principal Business of Corporation
 Business Address                   in Which Employment is Conducted
 ----------------                   ---------------------------------
Alan M. Leventhal*                  Chairman of the Board of Directors and
                                    Chief Executive Officer of Beacon

Lionel P. Fortin*                   President, Chief Operating Officer and
                                    Director of Beacon

William A. Bonn                     Senior Vice President and General Counsel
                                    of Beacon

Jeremy B. Fletcher                  Senior Vice President of Beacon and Chief
                                    Executive Officer of Beacon Capital
                                    Partners West, a division of Beacon

John Halsted                        Senior Vice President of BCP and Chief
                                    Investment Officer of Beacon Venture
                                    Partners, Inc.

Douglas S. Mitchell                 Senior Vice President-Development of Beacon

Erin R. O'Boyle                     Senior Vice President and Chief Investment
                                    Officer of Beacon

Randy J. Parker                     Senior Vice President and Chief Financial
                                    Officer of Beacon

E. Valjean Wheeler                  Senior Vice President of Beacon and Chief
                                    Executive Beacon Capital Partners Central, a division of Beacon

Thomas Ragno                        Senior Vice President-Management and
                                    Leasing of Beacon

Stephen T. Clark*                   President of Cypress Realty, Inc.; Director
                                    of Beacon

Steven Shulman*                     Principal of The Hampton Group; Managing
                                    Director of Latona Associates, Inc.;
                                    Director of Beacon

Scott M. Sperling*                  Managing Director of Thomas H. Lee Company;
c/o Thomas H. Lee Company           Director of Beacon
Boston, Massachusetts 02109